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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMATI COMMUNICATIONS CORPORATION
                           (Name of Subject Company)

                          DSL ACQUISITION CORPORATION
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.20 PER SHARE
                         (Title of Class of Securities)

                                  023115 10 8
                     (CUSIP Number of Class of Securities)

                                CHARLES D. TOBIN
                         TEXAS INSTRUMENTS INCORPORATED
                               7839 CHURCHILL WAY
                           P.O. BOX 650311, M/S 3995
                              DALLAS, TEXAS 75265
                                  972-917-3810
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              R. SCOTT COHEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                            DALLAS, TEXAS 75201-6950
                                  214-746-7738

                           CALCULATION OF FILING FEE
                      TRANSACTION VALUATION* $499,701,060
                        AMOUNT OF FILING FEE $99,940.21
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*        Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of (i) 19,768,978 shares of common stock, par value $.20 per share (the "Shares"), of Amati Communications Corporation (the "Company") at a price per Share of $20.00 in cash (the "Offer Price"), (ii) the cancellation of and settlement with respect to (a) 4,885,599 options granted under the Company's stock option plans and (b) 330,476 warrants. Such number of Shares, options and warrants represents all of the Shares, options and warrants outstanding as of October 31, 1997 (except for 300,000 warrants to be cancelled and terminated without payment of any consideration).

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Amount previously paid: none Form or registration no.: n/a Filing party: n/a Date filed: n/a





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                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 relates to the offer by DSL Acquisition Corporation, a Delaware corporation (the "Purchaser") and a direct wholly owned subsidiary of Texas Instruments Incorporated, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.20 per share (the "Shares"), of Amati Communications Corporation, a Delaware corporation, at $20.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         (a) The name of the subject company is Amati Communications Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2043 Samaritan Drive, San Jose, California 95124.

         (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 -- "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(d), (g)  This Statement is filed by the Purchaser and Parent.
The information set forth in the Introduction, in Section 9 -- "Certain Information Concerning the Purchaser and Parent" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, neither the Purchaser nor Parent nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         (a)     Not applicable.

         (b) The information set forth in Section 11 -- "Background of the Offer; Contacts with the Company" and in Section 12 -- "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Loan Agreement; Retention Agreements; Consulting Agreement; Confidentiality Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in Section 10 -- "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.





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         (b)  Not applicable.

         (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

         (a)-(g) The information set forth in the Introduction, in Section 7 -- "Effect of the Offer on the Market for the Shares; NASDAQ Trading; Exchange Act Registration; Margin Securities" and in Section 12 -- "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Loan Agreement; Retention Agreements; Consulting Agreement; Confidentiality Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a)-(b)  Not Applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth in the Introduction, in Section 11 -- "Background of the Offer; Contacts with the Company" and in Section 12 -- "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Loan Agreement; Retention Agreements; Consulting Agreement; Confidentiality Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth in the Introduction, in Section 16 -- "Fees and Expenses" and in Section 17 -- "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

         (a) The information set forth in the Introduction, in Section 11 -- "Background of the Offer; Contacts with the Company" and in Section 12 -- "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Loan Agreement; Retention Agreements; Consulting Agreement; Confidentiality Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) The information set forth in Section 12 -- "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Loan Agreement; Retention Agreements; Consulting Agreement; Confidentiality Agreement; Other Matters," in Section 15 -- "Certain Legal Matters" and in Section 17 -- "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 -- "Effect of the Offer on the Market for the Shares; NASDAQ Trading; Exchange Act Registration; Margin Securities" of the Offer to Purchase is incorporated herein by reference.





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         (e) Not applicable.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

       99(a)(1)  Offer to Purchase, dated November 25, 1997.

       99(a)(2)  Letter of Transmittal.

       99(a)(3)  Notice of Guaranteed Delivery.

       99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       99(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       99(a)(7)  Form of Summary Advertisement, dated November 25, 1997.

       99(a)(8)  Text of Press Release, dated November 19, 1997.

       99(c)(1) Agreement and Plan of Merger, dated as of November 19, 1997, by and among the Company, Parent and the Purchaser.

       99(c)(2) Loan and Security Agreement, dated November 19, 1997, by and between Parent and the Company.

       99(c)(3) Confidentiality Agreement, dated as of July 22, 1997, by and between Parent and the Company.

       99(c)(4) Retention Agreement, dated as of November 19, 1997, by and between Parent and James E. Steenbergen.

       99(c)(5) Retention Agreement, dated as of November 19, 1997, by and between Parent and Ronald Carlini.

       99(c)(6) Retention Agreement, dated as of November 19, 1997, by and between Parent and Dr. John Cioffi.

       99(d)     None.

       99(e)     Not applicable.

       99(f)     None.





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                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       Dated: November 25, 1997

                                       DSL ACQUISITION CORPORATION


                                       By:  /s/ GEORGE BARBER
                                          -----------------------------------
                                            George Barber, President


                                       TEXAS INSTRUMENTS INCORPORATED


                                       By:  /s/ WILLIAM A. AYLESWORTH
                                          -----------------------------------
                                            William A. Aylesworth, Senior
                                            Vice President, Treasurer and
                                            Chief Financial Officer




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                                 EXHIBIT INDEX

EXHIBIT

99(a)(1)   Offer to Purchase, dated November 25, 1997.
99(a)(2)   Letter of Transmittal.
99(a)(3)   Notice of Guaranteed Delivery.
99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(7)   Form of Summary Advertisement, dated November 25, 1997.
99(a)(8)   Text of Press Release, dated November 19, 1997.
99(c)(1) Agreement and Plan of Merger, dated as of November 19, 1997, by and among the Company, Parent, and the Purchaser.
99(c)(2) Loan and Security Agreement, dated November 19, 1997, by and between Parent and the Company.
99(c)(3) Confidentiality Agreement, dated as of July 22, 1997, by and between Parent and the Company.
99(c)(4) Retention Agreement, dated as of November 19, 1997, by and between Parent and James E. Steenbergen.
99(c)(5) Retention Agreement, dated as of November 19, 1997, by and between Parent and Ronald Carlini.
99(c)(6) Retention Agreement, dated as of November 19, 1997, by and between Parent and Dr. John Cioffi.
99(d)      None.
99(e)      Not applicable.
99(f)      None.




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